SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	120 Collins Street
London, SW1Y 4LD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Exhibits
Signatures
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit 99.8
Exhibit 99.9
Exhibit 99.10
Exhibit 99.11
Exhibit 99.12
Exhibit 99.13
Exhibit 99.14

Exhibits

99.1	1 August 2007	Operations:
Coal chain constraints and flooding impact Coal & Allied’s profits – 2007 half year results

99.2	2 August 2007	2007 Half year results:
Record cash flow from volume growth in strong markets

99.3	2 August 2007	Capital project:
Green light for US$350 million Hope Downs mine expansion

99.4	7 August 2007	Capital project:
Rio Tinto and Cahya Mata Sarawak sign Heads of agreement for Sarawak smelter

99.5	7 August 2007	Cash offer for Alcan:
Government of Quebec confirms that Rio Tinto’s offer for Alcan meets all of the requirements of the Continuity Agreement

99.6	24 August 2007	Extraordinary General Meetings
Rio Tinto Shareholder Circulars – Offer for Alcan and Notices of Extraordinary General Meetings

99.7	27 August 2007	Rio Tinto offer for Alcan:
US antitrust approval received

99.8	30 August 2007	Rio Tinto offer for Alcan:
Loan syndication for financing of Alcan acquisition successfully completed

99.9	30 August 2007	Rio Tinto offer for Alcan:
Canadian Competition Act clearance obtained

99.10	August 2007	2007 half year report:
Supplying essential resources

	August 2007	Rio Tinto plc
Extraordinary General Meeting:
99.11		Chairman’s letter to shareholders

99.12		Circular to shareholders

	August 2007	Rio Tinto Limited
Extraordinary General Meeting:
99.13		Chairman’s letter to shareholders

99.14		Circular to shareholders

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By Name	/s/ Ben Mathews Ben Mathews	By Name	/s/ Ben Mathews Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	11 September 2007	Date	11 September 2007